Exhibit 12.5

CILCORP INC. Computation of Ratio of Earnings to Fixed Charges (Thousands of Dollars, Except Ratios)

	3 Months Ended	Year Ended
	March 31,	December 31,
	2008	2007
Net income from continuing operations	$20,697	$49,402
Less- Change in accounting principle	-	-
Add- Taxes based on income	11,914	21,018

Net income before income taxes and change in accounting principle	32,611	70,420

Add- fixed charges:
Interest on long term debt (1)	14,246	62,824
Estimated interest cost within rental expense	87	343
Amortization of net debt premium, discount, and expenses	348	1,322
Subsidiary preferred stock dividends	459	1,869
Adjust preferred stock dividends to pre-tax basis	264	812
Total fixed charges	15,404	67,170

Less: Adjustment of preferred stock dividends to pre-tax basis	264	812

Earnings available for fixed charges	$47,751	$136,778

Ratio of earnings to fixed charges	3.09	2.03

(1)  Includes FIN 48 interest expense